Exhibit 99.1

IMC Rare Earths Advances Development of Brazil Rare Earth Project with Hatch and ANSTO

Engineering and metallurgical programs will assess recovery methods and produce rare earth material for potential customer evaluation

Highlights:

●	Hatch, a global engineering consultancy firm, is conducting a study targeted for completion in Q1 2027, to identify a preferred approach to mining and recovering rare earths at Itarantim.
●	ANSTO, the Australian Nuclear Science and Technology Organisation, is evaluating three potential recovery methods across Blocks A, C and H to help determine the most effective approach to processing the project’s rare earths.
●	Block H program targets approximately one kilogram of mixed rare earth carbonate for demonstration and potential customer evaluation.
●	IMC is advancing work to recover strategically important heavy rare earth elements, including dysprosium, terbium and yttrium, which are used in advanced technologies.
●	IMC is fully funded to undertake its extensive planned work program, including these engineering and metallurgical initiatives.

SÃO PAULO, Brazil, Nov. 10, 2026 /PRNewswire/ — IMC Rare Earths Ltd (NYSE American: IMC) (“IMC” or the “Company”) is advancing the development of the Itarantim ionic adsorption clay rare earth project in Brazil, with internationally recognized partners Hatch and ANSTO undertaking engineering and metallurgical programs to evaluate potential mining and recovery methods, inform the project’s development strategy and produce rare earth material for potential customer evaluation.

“Our goal is to determine the most effective way to recover the strategically important heavy rare earth elements at Itarantim, particularly dysprosium, terbium and yttrium,” said Frank Scolaro, Chief Executive Officer and Chair. “Working with two internationally respected technical partners, we are taking important steps toward identifying a preferred development approach and producing material for potential customer evaluation. With our planned work program fully funded, we are well positioned to advance these initiatives and deliver important technical milestones in the months ahead. I thank our Brazilian team and management for their continued dedication and hard work in advancing the project.”

Hatch to Evaluate Mining and Recovery Options, with Study Targeted for Q1 2027

Hatch Ltd (“Hatch”), a globally recognized engineering and project delivery consultancy, has been appointed to conduct a scoping study to evaluate potential mining and recovery methods at Itarantim and help identify a preferred development pathway. The study will compare conventional shallow open-pit mining with vat or heap leaching against in-situ recovery (“ISR”), which enables rare earth extraction without excavating the clay.

The study will assess three selected recovery options, including their technical feasibility, potential production scale, development schedules and preliminary capital and operating cost estimates. The comparison will also consider potential production of mixed rare earth carbonate (“MREC”) or oxide products, alongside environmental, social, groundwater, permitting and closure considerations.

Targeted for completion in Q1 2027, the Hatch scoping study represents a key milestone in advancing Itarantim’s development strategy. Its findings are expected to help IMC select a preferred development pathway and establish priorities for the next phase of engineering and technical work.

ANSTO Metallurgical Program Advances Across Three Project Blocks

The Australian Nuclear Science and Technology Organisation (“ANSTO”), an internationally recognized research organization with more than 50 years of experience in critical minerals processing, has been appointed to undertake laboratory-scale testing of clay samples from Blocks A, C and H, comparing three potential recovery methods: vat (or tank) leaching, heap leaching and ISR, alongside processes for removing impurities and producing MREC. The program includes:

●	Vat (tank) leaching: laboratory testing using primarily magnesium sulfate to evaluate rare earth extraction, alongside assessments of filtration and material handling.
●	Heap leaching: tests to assess how recovery solutions move through clay samples from all three blocks, with additional testing planned on a selected sample if initial results are satisfactory.
●	ISR: tests to assess whether recovery solutions can flow effectively through the clay and extract rare earth elements without conventional excavation.

Together, these tests will help determine which recovery methods are best suited to the characteristics of Itarantim’s rare earth deposits. ANSTO will deliver results and recommendations to guide the selection of a preferred processing approach and priorities for further testing and development.

IMC Targets Production of Rare Earth Material for Potential Customer Evaluation

ANSTO has also been commissioned to produce approximately one kilogram of dry MREC from Block H trench material, adjacent to drillhole AD-00555, for demonstration, marketing and potential customer evaluation. The program represents a step toward producing material that can be independently assessed for its composition and potential suitability for commercial applications.

Approximately 250 kilograms of dry clay will undergo batch laboratory processing to extract and concentrate rare earth elements into MREC, using methods established through earlier testing. Product analysis will include testing for radioactive elements and a certificate of analysis documenting the product’s composition.

The work follows previously reported exploration results that identified concentrations of strategically important rare earth elements in Block H, including dysprosium, terbium and yttrium. Previously announced auger hole AD-00555 intersected 7 meters, from 2 meters depth, grading 5,695 ppm TREO, including 38 ppm terbium oxide (Tb4O7), 258 ppm dysprosium oxide (Dy2O3) and 2,052 ppm yttrium oxide (Y2O3). This included 3 meters from 4 meters depth at 7,841 ppm TREO, 52 ppm Tb4O7, 357 ppm Dy2O3 and 2,836 ppm Y2O3 (October 8 and October 29, 2026, news releases). These are previously reported drilling grades, not assays of the trench composite or the planned MREC product.

The current schedule calls for process development in December 2026 and January 2027, subject to sample receipt, followed by the start of batch MREC production in March 2027. Final radionuclide analysis requires additional time. This batch program is not a continuous pilot operation and does not establish commercial product specifications or acceptance.

About IMC Rare Earths Ltd

IMC Rare Earths Ltd is a mineral exploration and development company focused on the exploration, development and long-term supply of rare earth elements. Its principal project is the Itarantim Project, an ionic adsorption clay rare earth deposit in the states of Bahia and Minas Gerais, Brazil. The Company is focused on strategically important rare earth elements, including dysprosium, terbium and yttrium, which have applications in advanced technologies and industrial manufacturing.

Qualified Person

The scientific and technical information in this news release has been reviewed and approved by Alexandre Rocha da Rocha, MSc, a Qualified Person as defined in Subpart 1300 of Regulation S-K. Mr. da Rocha is a geologist with more than 40 years of mineral exploration experience in Brazil and internationally and is widely recognized as a pioneer of ionic adsorption clay rare earth exploration in Brazil. He played a central role in discoveries, including the Rocha da Rocha Province in Bahia, Serra Verde’s Pela Ema deposit in Goiás and Aclara’s Carina Project in Goiás. He holds a BSc in Geology (1986) and an MSc in Geosciences (1999) from the Universidade Federal do Rio Grande do Norte and is a Tenured Professor of Geology at the Federal Institute of Education, Science and Technology of Rio Grande do Norte (IFRN). Mr. da Rocha is a consultant to IMC Rare Earths and is not independent of the Company.

Cautionary Note on Exploration and Metallurgical Results

The Block H results referenced above are previously reported exploration results and are not assays of the planned MREC product. Laboratory and batch results do not establish commercial recovery, product acceptance or economic viability. Further testing, engineering and applicable approvals will be required.

Forward-Looking Statements

Certain statements in this news release are forward-looking, including anticipated study and testwork outcomes, drilling, trial programs, sample production, schedules, development pathways and community activities, as applicable.

These statements reflect the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. These include geological and metallurgical variability; permeability and groundwater conditions; differences between laboratory, field and commercial performance; sample availability and representativeness; assay and contractor turnaround times; third-party performance; product quality and customer requirements; access to funding, infrastructure, equipment and personnel; environmental and other permitting requirements; community relationships; operational and weather-related disruption; rare earth prices and demand; and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Study schedules and production targets are estimates and may change as work progresses. No assurance can be given that a preferred recovery route will prove technically or economically viable. The Company undertakes no obligation to update forward-looking statements except as required by law.

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